Contact

www.linkedin.com/in/kristen-uccellini-designs (LinkedIn)

Top Skills

Graphic Design
English
Adobe Photoshop

Kristen Uccellini

Graphic Design
Greencastle, Pennsylvania, United States

Summary

With over 25 years as a graphic designer in the printing industry, I’ve had opportunities to work with a large spectrum of clients and industries as well a wide variety of projects including print, digital and visual design. I assist my customers from creation to completion, whether a logo design, wedding invitation or an annual report. I look at everything as a puzzle and enjoy putting the pieces together to create interesting, balanced and creative projects.I have strong morals and a peaceful personality with a heart for animals and helping people. I enjoy traveling and love trying unique cuisine.

Experience

Duquesne Brewing Company, Inc.
VP Marketing & Design
December 2025 - Present (7 months)

Brew Nation
VP of Marketing & Design
November 2025 - Present (8 months)

Green Bird Creative LLC
Graphic Designer
July 2022 - November 2025 (3 years 5 months)

Champion Teamwear
Graphic Designer
May 2022 - November 2025 (3 years 7 months)

Mercersburg Printing
Graphic Designer
January 2015 - May 2022 (7 years 5 months)

Graphics Universal, Inc.
Graphic Designer

September 2000 - December 2014 (14 years 4 months)
Greencastle, Pennsylvania, United States

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Education

Bradley Academy for the Visual Arts
Associate's degree, Graphic Design · (September 1998 - May 2000)